The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion dated October 15, 2019

Pricing supplement	Registration Statement Nos. 333-222672 and 333- 222672-01
To prospectus dated April 5, 2018,	Dated October , 2019
prospectus supplement dated April 5, 2018 and	Rule 424(b)(2)
product supplement no. 4-I dated April 5, 2018

JPMorgan Chase Financial Company LLC
Structured Investments	$ Capped Buffered Return Enhanced Notes Linked to the DAX® Index (Price Return) due November 4, 2020 Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.

General

•	The notes are designed for investors who seek a return of 1.5 times any appreciation of the DAX® Index (Price Return), up to a maximum return of at least 12.945%*, at maturity.
•	Investors should be willing to forgo interest and dividend payments and, if the Ending Index Level is less than the Initial Index Level by more than 10.00%, be willing to lose some or all of their principal amount at maturity.
•	The notes are unsecured and unsubordinated obligations of JPMorgan Chase Financial Company LLC, which we refer to as JPMorgan Financial, the payment on which is fully and unconditionally guaranteed by JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Financial, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.
•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof

Key Terms

Issuer:	JPMorgan Chase Financial Company LLC, an indirect, wholly owned finance subsidiary of JPMorgan Chase & Co.
Guarantor:	JPMorgan Chase & Co.
Index:	The DAX® Index (Price Return) (Bloomberg ticker: DAXK)
Upside Leverage Factor:	1.5
Payment at Maturity:	If the Ending Index Level is greater than the Initial Index Level, at maturity you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Index Return multiplied by the Upside Leverage Factor, subject to the Maximum Return. Accordingly, under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:
$1,000 + ($1,000 × Index Return × Upside Leverage Factor), subject to the Maximum Return
If the Ending Index Level is equal to the Initial Index Level or is less than the Initial Index Level by up to 10.00%, you will receive the principal amount of your notes at maturity.
If the Ending Index Level is less than the Initial Index Level by more than 10.00%, you will lose 1.11111% of the principal amount of your notes for every 1% that the Ending Index Level is less than the Initial Index Level by more than 10.00%. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:
$1,000 + [$1,000 × (Index Return + 10.00%) × 1.11111]
You will lose some or all of your principal amount at maturity if the Ending Index Level is less than the Initial Index Level by more than 10.00%.
Maximum Return:	At least 12.945%*. For example, if the Index Return is equal to or greater than 8.63%, you will receive the Maximum Return of 12.945%, which entitles you to a maximum payment at maturity of $1,129.45 per $1,000 principal amount note that you hold.
* The actual maximum payment at maturity will be provided in the pricing supplement and will not be less than $1,129.45 per $1,000 principal amount note.
Buffer Amount:	10.00%
Downside Leverage Factor:	1.11111
Index Return:	(Ending Index Level – Initial Index Level) Initial Index Level
Initial Index Level:	The closing level of the Index on the Pricing Date
Ending Index Level:	The arithmetic average of the closing levels of the Index on the Ending Averaging Dates
Pricing Date:	On or about October 18, 2019
Original Issue Date:	On or about October 23, 2019 (Settlement Date)
Ending Averaging Dates*:	October 26, 2020, October 27, 2020, October 28, 2020, October 29, 2020 and October 30, 2020
Maturity Date*:	November 4, 2020
CUSIP:	48132FYQ3

*	Subject to postponement in the event of certain market disruption events and as described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to a Single Underlying — Notes Linked to a Single Underlying (Other Than a Commodity Index)” and “General Terms of Notes — Postponement of a Payment Date” in the accompanying product supplement

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page PS-10 of the accompanying product supplement and “Selected Risk Considerations” beginning on page PS-4 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000	$	$
Total	$	$	$

(1)	See “Supplemental Use of Proceeds” in this pricing supplement for information about the components of the price to public of the notes.
(2)	J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Financial, will pay all of the selling commissions it receives from us to other affiliated or unaffiliated dealers. In no event will these selling commissions exceed $10.00 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement

If the notes priced today, the estimated value of the notes would be approximately $983.80 per $1,000 principal amount note. The estimated value of the notes, when the terms of the notes are set, will be provided in the pricing supplement and will not be less than $970.00 per $1,000 principal amount note. See “The Estimated Value of the Notes” in this pricing supplement for additional information.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

Additional Terms Specific to the Notes

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

You should read this pricing supplement together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement relating to our Series A medium-term notes, of which these notes are a part, and the more detailed information contained in the accompanying product supplement. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the “Risk Factors” section of the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 4-I dated April 5, 2018: http://www.sec.gov/Archives/edgar/data/19617/000095010318004519/dp87528_424b2-ps4i.pdf
•	Prospectus supplement and prospectus, each dated April 5, 2018: http://www.sec.gov/Archives/edgar/data/19617/000095010318004508/dp87767_424b2-ps.pdf

Our Central Index Key, or CIK, on the SEC website is 1665650, and JPMorgan Chase & Co.’s CIK is 19617. As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Financial.

JPMorgan Structured Investments —	PS- 1
Capped Buffered Return Enhanced Notes Linked to the DAX® Index (Price Return)

What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Index?

The following table and examples illustrate the hypothetical total return and the hypothetical payment at maturity on the notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. Each hypothetical total return or payment at maturity set forth below assumes an Initial Index Level of 5,500 and reflects the Upside Leverage Factor of 1.5, the Maximum Return of 12.945%, the Buffer Amount of 10.00% and the Downside Leverage Factor of 1.11111. The actual maximum payment at maturity will be provided in the pricing supplement and will not be less than $1,129.45 per $1,000 principal amount note. Each hypothetical total return or payment at maturity set forth below is for illustrative purposes only and may not be the actual total return or payment at maturity applicable to a purchaser of the notes. The numbers appearing in the following table and in the examples below have been rounded for ease of analysis.

Ending Index Level	Index Return	Total Return
9,900.00	80.00%	12.9450%
9,075.00	65.00%	12.9450%
8,250.00	50.00%	12.9450%
7,700.00	40.00%	12.9450%
7,150.00	30.00%	12.9450%
6,600.00	20.00%	12.9450%
6,325.00	15.00%	12.9450%
6,050.00	10.00%	12.9450%
5,974.65	8.63%	12.9450%
5,775.00	5.00%	7.5000%
5,637.50	2.50%	3.7500%
5,500.00	0.00%	0.0000%
5,362.50	-2.50%	0.0000%
5,225.00	-5.00%	0.0000%
4,950.00	-10.00%	0.0000%
4,675.00	-15.00%	-5.5556%
4,400.00	-20.00%	-11.1111%
3,850.00	-30.00%	-22.2222%
3,300.00	-40.00%	-33.3333%
2,750.00	-50.00%	-44.4444%
2,200.00	-60.00%	-55.5555%
1,650.00	-70.00%	-66.6666%
1,100.00	-80.00%	-77.7777%
550.00	-90.00%	-88.8888%
0.00	-100.00%	-100.0000%

JPMorgan Structured Investments —	PS- 2
Capped Buffered Return Enhanced Notes Linked to the DAX® Index (Price Return)

Hypothetical Examples of Amount Payable at Maturity

The following examples illustrate how the payment at maturity in different hypothetical scenarios is calculated.

Example 1: The level of the Index increases from the Initial Index Level of 5,500 to an Ending Index Level of 5,637.50.

Because the Ending Index Level of 5,637.50 is greater than the Initial Index Level of 5,500 and the Index Return of 2.50% multiplied by 1.5 does not exceed the Maximum Return of 12.945%, the investor receives a payment at maturity of $1,037.50 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 2.50% × 1.5) = $1,037.50

Example 2: The level of the Index decreases from the Initial Index Level of 5,500 to an Ending Index Level of 4,950.

Although the Index Return is negative, because the Ending Index Level of 4,950 is less than the Initial Index Level of 5,500 by up to the Buffer Amount of 10.00%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

Example 3: The level of the Index increases from the Initial Index Level of 5,500 to an Ending Index Level of 7,700.

Because the Ending Index Level of 7,700 is greater than the Initial Index Level of 5,500 and the Index Return of 40% multiplied by 1.5 exceeds the Maximum Return of 12.945%, the investor receives a payment at maturity of $1,129.45 per $1,000 principal amount note, the maximum payment at maturity.

Example 4: The level of the Index decreases from the Initial Index Level of 5,500 to an Ending Index Level of 3,300.

Because the Ending Index Level of 3,300 is less than the Initial Index Level of 5,500 by more than the Buffer Amount of 10.00% and the Index Return is -40%, the investor receives a payment at maturity of $666.67 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 × (-40% + 10.00%) × 1.11111] = $666.67

The hypothetical returns and hypothetical payments on the notes shown above apply only if you hold the notes for their entire term. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

JPMorgan Structured Investments —	PS- 3
Capped Buffered Return Enhanced Notes Linked to the DAX® Index (Price Return)

Selected Purchase Considerations

•	CAPPED APPRECIATION POTENTIAL — The notes provide the opportunity to enhance equity returns by multiplying a positive Index Return by 1.5, up to the Maximum Return of at least 12.945%. The actual maximum payment at maturity will be provided in the pricing supplement and will not be less than $1,129.45 per $1,000 principal amount note. Because the notes are our unsecured and unsubordinated obligations, the payment of which is fully and unconditionally guaranteed by JPMorgan Chase & Co., payment of any amount on the notes is subject to our ability to pay our obligations as they become due and JPMorgan Chase & Co.’s ability to pay its obligations as they become due.
•	LOSS OF PRINCIPAL BEYOND BUFFER AMOUNT — We will pay you your principal back at maturity if the Ending Index Level is equal to the Initial Index Level or is less than the Initial Index Level by up to 10.00%. If the Ending Index Level is less than the Initial Index Level by more than 10.00%, for every 1% that the Ending Index Level is less than the Initial Index Level by more than 10.00%, you will lose an amount equal to 1.11111% of the principal amount of your notes. Accordingly, you may lose some or all of your principal amount at maturity.
•	RETURN LINKED TO THE DAX® INDEX (PRICE RETURN) — The return on the notes is linked to the DAX® Index (Price Return). The DAX® Index (Price Return) is a capital-weighted index that comprises the 30 largest and most actively traded companies that are listed on the Frankfurt Stock Exchange. The DAX® Index (Price Return) is a price return index, which measures the actual price performance and is only adjusted for income from subscription rights and special distributions. For additional information about the Index, see the information set forth in Appendix A to this pricing supplement.
•	TAX TREATMENT — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 4-I. The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Latham & Watkins LLP, regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the notes as “open transactions” that are not debt instruments for U.S. federal income tax purposes, as more fully described in “Material U.S. Federal Income Tax Consequences — Tax Consequences to U.S. Holders — Notes Treated as Open Transactions That Are Not Debt Instruments” in the accompanying product supplement.  Assuming this treatment is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price.  However, the IRS or a court may not respect this treatment, in which case the timing and character of any income or loss on the notes could be materially and adversely affected.  In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.  You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Withholding under legislation commonly referred to as “FATCA” may (if the notes are recharacterized as debt instruments) apply to amounts treated as interest paid with respect to the notes, as well as to payments of gross proceeds of a taxable disposition, including redemption at maturity, of a note, although under recently proposed regulations (the preamble to which specifies that taxpayers are permitted to rely on them pending finalization), no withholding will apply to payments of gross proceeds (other than any amount treated as interest). You should consult your tax adviser regarding the potential application of FATCA to the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the component securities of the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement.

•	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative. Your investment will be exposed to a loss on a leveraged basis if the Ending Index Level is less than the Initial Index Level by more than 10.00%. For every 1% that the Ending Index Level is less than the Initial Index Level by more than 10.00%, you will lose an amount equal to 1.11111% of the principal amount of your notes. Accordingly, you may lose some or all of your principal amount at maturity.
•	YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN — If the Ending Index Level is greater than the Initial Index Level, for each $1,000 principal amount note, you will receive at maturity

JPMorgan Structured Investments —	PS- 4
Capped Buffered Return Enhanced Notes Linked to the DAX® Index (Price Return)

$1,000 plus an additional return that will not exceed the Maximum Return of 12.945%, regardless of the appreciation of the Index, which may be significant.

•	CREDIT RISKS OF JPMORGAN FINANCIAL AND JPMORGAN CHASE & CO. — The notes are subject to our and JPMorgan Chase & Co.’s credit risks, and our and JPMorgan Chase & Co.’s credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on our and JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads, as determined by the market for taking that credit risk, is likely to adversely affect the value of the notes. If we and JPMorgan Chase & Co. were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.
•	AS A FINANCE SUBSIDIARY, JPMORGAN FINANCIAL HAS NO INDEPENDENT OPERATIONS AND HAS LIMITED ASSETS — As a finance subsidiary of JPMorgan Chase & Co., we have no independent operations beyond the issuance and administration of our securities. Aside from the initial capital contribution from JPMorgan Chase & Co., substantially all of our assets relate to obligations of our affiliates to make payments under loans made by us or other intercompany agreements. As a result, we are dependent upon payments from our affiliates to meet our obligations under the notes. If these affiliates do not make payments to us and we fail to make payments on the notes, you may have to seek payment under the related guarantee by JPMorgan Chase & Co., and that guarantee will rank pari passu with all other unsecured and unsubordinated obligations of JPMorgan Chase & Co.
•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes, hedging our obligations under the notes and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set, which we refer to as the estimated value of the notes. In performing these duties, our and JPMorgan Chase & Co.’s economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our and JPMorgan Chase & Co.’s business activities, including hedging and trading activities, could cause our and JPMorgan Chase & Co.’s economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement for additional information about these risks.
•	THE ESTIMATED VALUE OF THE NOTES WILL BE LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES — The estimated value of the notes is only an estimate determined by reference to several factors. The original issue price of the notes will exceed the estimated value of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. See “The Estimated Value of the Notes” in this pricing supplement.
•	THE ESTIMATED VALUE OF THE NOTES DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES — The estimated value of the notes is determined by reference to internal pricing models of our affiliates when the terms of the notes are set. This estimated value of the notes is based on market conditions and other relevant factors existing at that time and assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors. Different pricing models and assumptions could provide valuations for the notes that are greater than or less than the estimated value of the notes. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our or JPMorgan Chase & Co.’s creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions. See “The Estimated Value of the Notes” in this pricing supplement.
•	THE ESTIMATED VALUE OF THE NOTES IS DERIVED BY REFERENCE TO AN INTERNAL FUNDING RATE — The internal funding rate used in the determination of the estimated value of the notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may be based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the notes. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “The Estimated Value of the Notes” in this pricing supplement.
•	THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN THE THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD — We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include selling commissions, projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our internal secondary market funding rates for structured debt issuances. See “Secondary Market Prices of the Notes” in this pricing supplement for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial

JPMorgan Structured Investments —	PS- 5
Capped Buffered Return Enhanced Notes Linked to the DAX® Index (Price Return)

period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).

•	SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES — Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our internal secondary market funding rates for structured debt issuances and, also, because secondary market prices may exclude selling commissions, projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the Maturity Date could result in a substantial loss to you. See the immediately following risk consideration for information about additional factors that will impact any secondary market prices of the notes.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity. See “— Lack of Liquidity” below.

•	SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS — The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the level of the Index, including:
•	any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads;
•	customary bid-ask spreads for similarly sized trades;
•	our internal secondary market funding rates for structured debt issuances;
•	the actual and expected volatility of the Index;
•	the time to maturity of the notes;
•	the dividend rates on the equity securities included in the Index;
•	interest and yield rates in the market generally;
•	the exchange rates and the volatility of the exchange rates between the U.S. dollar and each of the currencies in which the equity securities included in the Index trade and the correlation among those rates and the level of the Index; and
•	a variety of other economic, financial, political, regulatory and judicial events.

Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market.

•	NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities included in the Index would have. Further, the Index is a price return index; it does not reflect dividends or distributions and does not contain a "total return" feature.
•	NON-U.S. SECURITIES RISK — The equity securities included in the Index have been issued by non-U.S. companies. Investments in securities linked to the value of such non-U.S. equity securities involve risks associated with the securities markets in the home countries of the issuers of those non-U.S. equity securities, including risks of volatility in those markets, governmental intervention in those markets and cross shareholdings in companies in certain countries. Also, there is generally less publicly available information about companies in some of these jurisdictions than there is about U.S. companies that are subject to the reporting requirements of the SEC.
•	NO DIRECT EXPOSURE TO FLUCTUATIONS IN FOREIGN EXCHANGE RATES — The value of your notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies upon which the equity securities included in the Index are based, although any currency fluctuations could affect the performance of the Index. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the notes, you will not receive any additional payment or incur any reduction in any payment on the notes.
•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
•	THE FINAL TERMS AND VALUATION OF THE NOTES WILL BE PROVIDED IN THE PRICING SUPPLEMENT — The final terms of the notes will be based on relevant market conditions when the terms of the notes are set and will be provided in the pricing supplement. In particular, the estimated value of the notes will be provided in the pricing supplement and may be as low as the minimum for the estimated value of the notes set forth on the cover of this pricing supplement. Accordingly, you should consider your potential investment in the notes based on the minimum for the estimated value of the notes.

JPMorgan Structured Investments —	PS- 6
Capped Buffered Return Enhanced Notes Linked to the DAX® Index (Price Return)

Historical Information

The following graph sets forth the historical performance of the Index based on the weekly historical closing levels of the Index from January 3, 2014 through October 11, 2019. The closing level of the Index on October 14, 2019 was 5,571.89.

We obtained the closing levels of the Index above and below from the Bloomberg Professional® service (“Bloomberg”), without independent verification. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Index on the Pricing Date or any Ending Averaging Date. There can be no assurance that the performance of the Index will result in the return of any of your principal amount.

The Estimated Value of the Notes

The estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using the internal funding rate described below, and (2) the derivative or derivatives underlying the economic terms of the notes. The estimated value of the notes does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the estimated value of the notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may be based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the notes. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. For additional information, see “Selected Risk Considerations — The Estimated Value of the Notes Is Derived by Reference to an Internal Funding Rate” in this pricing supplement. The value of the derivative or derivatives underlying the economic terms of the notes is derived from internal pricing models of our affiliates. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time. See “Selected Risk Considerations — The Estimated Value of the Notes Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates” in this pricing supplement.

The estimated value of the notes will be lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. We or one or more of our affiliates will retain any profits realized in hedging our obligations under the notes. See “Selected Risk Considerations — The Estimated Value of the Notes Will Be Lower Than the Original Issue Price (Price to Public) of the Notes” in this pricing supplement.

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Selected Risk Considerations — Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors ” in this pricing supplement. In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period that is intended to be the shorter of six months and one-half of the stated term of the notes. The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by our

JPMorgan Structured Investments —	PS- 7
Capped Buffered Return Enhanced Notes Linked to the DAX® Index (Price Return)

affiliates. See “Selected Risk Considerations — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than the Then-Current Estimated Value of the Notes for a Limited Time Period.”

Supplemental Use of Proceeds

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Index?” and “Hypothetical Examples of Amount Payable at Maturity” in this pricing supplement for an illustration of the risk-return profile of the notes and “Selected Purchase Considerations — Return Linked to the DAX® Index (Price Return)” in this pricing supplement for a description of the market exposure provided by the notes.

The original issue price of the notes is equal to the estimated value of the notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.

Supplemental Plan of Distribution

We expect that delivery of the notes will be made against payment for the notes on or about the Original Issue Date set forth on the front cover of this pricing supplement, which will be the third business day following the Pricing Date of the notes (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to two business days before delivery will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

JPMorgan Structured Investments —	PS- 8
Capped Buffered Return Enhanced Notes Linked to the DAX® Index (Price Return)

Appendix A

The DAX® Index (Price Return)

We have derived all information contained in this pricing supplement regarding the DAX® Index (Price Return)(the “DAXK Index”), including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information, without independent verification. As of August 2019, Deutsche Börse AG (“Deutsche Börse”) transferred the administration of the DAXK Index to its affiliate, STOXX Ltd. This information reflects the policies of, and is subject to change by, STOXX Ltd. The DAXK Index is calculated, maintained and published by STOXX Ltd. STOXX Ltd.has no obligation to continue to publish, and may discontinue publication of, the DAXK Index.

The DAXK Index is reported by Bloomberg L.P. under the ticker symbol “DAXK.”

The DAXK Index is a free-float-adjusted market capitalization-weighted index that consists of 30 of the largest and most actively traded companies listed on the FWB® Frankfurt Stock Exchange. These companies are selected from the continuously traded companies in the Prime Standard Segment that meet certain selection criteria. To be listed in the Prime Standard, a company must meet minimum statutory requirements, which include the regular publication of financial reports, and must satisfy additional transparency requirements. The reference date of the DAXK Index is December 30, 1987.

The DAXK Index is capital-weighted, meaning the weight of any individual issue is proportionate to its respective share in the overall capitalization of all index component issuers. The weight of any single company is capped at 10% of the DAXK Index capitalization, measured quarterly. Weighting is based exclusively on the free-float portion of the issued share capital of any class of shares involved. Both the number of shares included in the issued share capital and the free-float factor are updated on one day each quarter (we refer to this date as the “chaining date” and to the process by which these updates are made as “chaining”). The DAXK Index is a price index, which measures the actual price performance and is only adjusted for income from subscription rights and special distributions.

Methodology of the DAXK Index

The Advisory Board for Equity Indices

The Advisory Board for Equity Indices (the “Advisory Board”) advises STOXX Ltd. on all issues related to the DAXK Index, recommending changes to the composition of the DAXK Index on the basis of the various principles and regulations. It acts as an advisory body based on the basic principles mentioned and the rules of these guidelines. The Advisory Board does not take binding decisions on behalf of STOXX Ltd.

The Advisory Board consists of STOXX Ltd. employees and representatives of leading national and international financial institutions. The Advisory Board’s meetings usually take place not later than the sixth trading day in March, June, September and December. Extraordinary meetings may also be convened.

The selection of companies in the DAXK Index is based on the quantitative criteria of order book volume and free-float market capitalization. The reporting date for collecting data is the last trading day of the month for which the ranking list is created. The ranking list is created and published monthly by STOXX Ltd. On the basis of the ranking list, the Advisory Board issues a recommendation of whether a company should be replaced and if so, which company should replace it.

Free-float

Free-float refers to the freely tradable shares of a company that are not held in fixed ownership. The following rules apply to determine the free-float:

1. All shareholdings of an owner which, on an accumulated basis, account for at least 5% of a company’s share capital attributed to a class of shares are considered to be non-free-float. Shareholdings of an owner also include shareholdings:

•	held by the family of the owner as defined by section §19 of the Market Abuse Regulation (“MAR”);
•	for which a pooling has been arranged in which the owner has an interest;
•	managed or kept in safe custody by a third party for account of the owner;
•	held by a company which the owner controls as defined by section 290(2) of the German Commercial Code (“HGB”); and
•	subject to a statutory or contractual qualifying period of at least six months.

This does not include shareholdings of:

•	asset managers and trust companies;
•	funds and pension funds; and
•	investment companies or foreign investment companies in their respective special fund assets insofar as they are held as part of short-term investment strategies and the size of a shareholding does not exceed 25% of a company’s share capital. This does not apply to shareholdings held by venture capital companies, government funds or shareholdings held by their financial agencies, or supranational funds.

In this context, shares for which the acquirer has at the time of purchase clearly and publicly stated that strategic goals are being pursued and that the intention is to influence the company policies and ongoing business of the company in the long-term are not considered a short-term investment. In addition, shares having been acquired through a public purchase offer will not be considered a short-term investment.

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Capped Buffered Return Enhanced Notes Linked to the DAX® Index (Price Return)

2. Shares of an owner that are subject to a statutory or contractual qualifying period of at least six months with regard to their disposal and shares held by the issuing company (treasury shares) are — irrespective of the size of a shareholding — always considered fixed holdings.

3. In the case of an ongoing takeover, shares that are under the control of the overtaking companies via derivatives will also be considered for the determination of the stock’s free-float. The derivatives need to be subject to registration and correspondingly registered according to legislation in the German Securities Trading Act (“WpHG”) and the German Securities Acquisition and Takeover Act (“WpÜG”). The various criteria in nos. 1 to 3 are also fully applied to classes of shares that are subject to restrictions of ownership. For the purpose of the determination of the free-float as described above, each ISIN under which shares are traded is considered a separate share class.

If STOXX Ltd. determines and publishes a company’s free-float within the framework of a scheduled chaining, this free-float factor will only be changed or corrected at the next scheduled chaining date. This is also the case if STOXX Ltd. learns of facts or circumstances following the determination of the free-float that would have resulted in the determination of a different free-float factor had they been known at the time of the determination. STOXX Ltd. will, however, provide information on the correction to be made to the free-float factor at the next scheduled chaining date immediately after becoming aware of such facts or circumstances.

Index Composition

Selection Criteria

The basic criteria for including companies in the DAXK Index are:

•	an existing listing in the Prime Standard segment (i.e. there is no public information on the existence of an application for revocation pursuant to Section 46 of the Exchange Rules for the FWB® Frankfurt Stock Exchange (the “FWB Exchange Rules”), which provides for revocation of admission of securities to the regulated market (General Standard) upon application by the issuer);
•	continuous trading on Deutsche Börse’s electronic trading system Xetra®;
•	a minimum free-float of 10%;
•	legal headquarters or operating headquarters in Germany; and
•	a minimum period since first listing of at least 30 trading days.

There is expanded criteria for foreign companies, under which foreign companies must:

•	have a registered office in Germany (other than the registered office this can also be an operating headquarter); or
•	have their focus of trading volume on Xetra® and their legal headquarters in the European Union (“EU”) or in a European Free Trade Association (“EFTA”) country.

A company’s share class focuses its trading volume on Xetra® if at least 33% of its total turnover within the EU or the EFTA has been transacted via the FWB® Frankfurt Stock Exchange over the last 12 months. The total turnover includes the turnover of all stock listings of the company’s share class that arise due to trading on regulated exchanges and multilateral trading facilities.

Companies that satisfied the prerequisites listed above are selected for inclusion in the DAXK Index based on the quantitative criteria of order book volume and free-float market capitalization. The reporting date for collecting data is the last trading day of the month for which the ranking list is created. The ranking list is created and published monthly by STOXX Ltd.

Creating the Ranking List

To create the ranking list, the parameters relevant for the allocation of a rank — order book volume and free-float market capitalization — are recorded and the basis criteria are checked on the recording date (last trading day of the month).

A volume-weighted average price (“VWAP”) over 20 trading days (20-trading day VWAP) is used to calculate the free-float market capitalization. This is calculated for each share class as the average value of daily VWAPs based on Xetra® prices of the last 20 trading days. The 20-trading day VWAP on the last trading day of a month is used to create the ranking list.

The order book volume is the sum of the daily turnover of a class over a period of twelve months. The following special provisions apply:

•	if the order book volumes of a company are not available for the whole twelve-month period due to the time of its commencement of trading or its initial listing on one of the transparency standards, the order book volumes of the first 20 trading days are ignored, and the remainder of the relevant data is linearly extrapolated to twelve months. This procedure, however, is only applicable to companies that have been traded for at least 30 days as per the reporting date, taking order book volumes of at least ten days into account for extrapolation purposes;
•	if the transparency standard is changed (Scale segment, General and Prime Standard), the order book volumes from the original transparency standard are considered; and
•	in the case of a merger of two companies, the order book volumes of both companies are aggregated, provided that both companies were listed on the Frankfurt Stock Exchange prior to the merger. A requirement for aggregating order book volumes is that the company or companies that no longer exist are no longer listed separately on one of the transparency standards (Prime, General, Standard, Scale segment or Basic Board) on the FWB®Frankfurt Stock Exchange. The order book volumes are aggregated retroactively at this point for the allocation of a rank.

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Capped Buffered Return Enhanced Notes Linked to the DAX® Index (Price Return)

Inclusion in the Ranking List

All of the share classes listed on Prime Standard on Xetra® are listed on the ranking list for the DAXK Index. A ranking is given to the share classes that meet the selection criteria outlined above. Companies that are first listed on Xetra® have additionally to be listed for a minimum of at least 30 trading days. Classes that do not meet the above criteria given are listed on the ranking list but do not receive a rank. Each ISIN under which shares in a company are traded is considered a separate class in this regard. If a company has several share classes, only the largest and most liquid share class is given a ranking, as measured by a combined metric of market capitalization and order book volume. If the share classes are evaluated equally based on the metric created above, the most liquid share class is given a ranking.

If subscription rights issued as part of a capital increase are of value on the date of creating the ranking list, the market capitalization shown on the ranking list will be determined in consideration of the capital increase. In this case, an acceptance ratio of 100% is assumed. If the share capital at the end of the subscription period differs from this, the market capitalization will be adjusted accordingly.

Exclusion from Ranking

1. Prior to September 23, 2019 a company could be removed from the DAXK Index immediately if its index weight based on its current free-float market capitalization exceeds 10% and its annualized 30-day volatility (annualized volatility of the share price over the last 30 days) exceeds 250%. A company excluded from the DAXK Index due to a violation of the volatility criterion would be considered for a ranking only if its 30-day volatility fell below 150% at the time of ranking and on any of the 14 trading days prior to such date. Re-inclusion in the ranking was possible only for the company’s class which was excluded from the DAXK Index. Beginning in September 2019, this volatility criteria no longer applies.

2. If a foreign company does not meet the trading criteria on Xetra® on the monthly ranking list, the company will not be ranked. A foreign company will only be ranked once it meets the trading criteria on Xetra® again.

3. To ensure the position of the DAXK Index as a leading equity index, STOXX Ltd. reserves the right to exclude certain companies from being ranked on the ranking list An appropriate reason for such an exclusion may be, for example, the fact that it is a foreign company with the holding’s headquarters in Germany but the focus of its business activity abroad.

Adjustments to Index Composition

The index composition of the DAXK Index is reviewed quarterly based on the Fast Exit and Fast Entry rules. The index composition of the DAXK Index is reviewed every September based on the Regular Exit and Regular Entry rules.

The purpose of the review on the basis of the Fast Exit and Fast Entry rules is to account for significant changes in rankings. These changes may occur when companies no longer possess the required size (free-float market capitalization) or liquidity (order book volume), which may arise due to large issues (e.g., major changes in the free-float or a steep price drop) and should be taken into consideration promptly in the index.

The selection of companies in the DAXK Index is based on the quantitative criteria of free-float market capitalization and order book volume. The currently valid ranking list always forms the basis for the application of the rules outlined below. The four rules are applied successively.

•	Fast Exit: a company is replaced if it has a lesser rank than the “candidate rank” in one of the two criteria of free-float market capitalization or order book volume (e.g., greater than 45 in the free-float market capitalization criterion or greater than 45 in the order book volume criterion in the DAXK Index ranks). It is replaced by the company with the highest free-float market capitalization that has the corresponding ranking positions for both criteria in the “alternate candidate rank.” If there are no companies that meet these conditions, the successor is determined by relaxing the order book volume criterion twice gradually, each time by five ranks (e.g., 35/40 then 35/45 in the DAXK Index ranks). If there is still no company that meets the criteria, the company with a free-float market capitalization rank of equal to or less than a DAXK Index rank of 35 that has the highest turnover (in the preceding twelve months) is determined as the successor.
•	Fast Entry: a company is included if it has the same or better rank than the “candidate rank” in both the free-float market capitalization and order book volume criteria (e.g., smaller than or equal to rank 25 for the free-float market capitalization criterion and smaller than or equal to rank 25 in the order book volume criterion in the DAXK Index ranks). The company with the lowest free-float market capitalization that is ranked worse than the “alternate candidate rank” in one of the criteria is excluded (e.g., greater than 35 in one of the two criteria in the DAXK Index ranks). If there are no companies in the selection index that meet these criteria, the company with the lowest free-float market capitalization is removed from the selection index.
•	Regular Exit: a company will be replaced if it has a worse rank than the “candidate rank” in one of the two criteria of free-float market capitalization or order book volume (for example, greater than 40 in the free-float market capitalization criterion or greater than 40 in the order book volume criterion in the DAX Index ranks). It will be replaced by the company with the highest free-float market capitalization that has the corresponding ranking positions for both criteria in the “alternate candidate rank”. Notwithstanding the previous sentences, if no successor can be determined, no change takes place.
•	Regular Entry: a company will be included if it has the same or better rank than the “candidate rank” in both the free-float market capitalization and order book volume criteria (e.g. smaller than or equal to rank 30 for the free-float market capitalization criterion and smaller than or equal to rank 30 in the order book volume criterion in the DAX Index ranks). The company with the lowest free-float market capitalization that is ranked worse than the “alternate candidate rank” in one of the criteria will be excluded (e.g. greater than 35 in one of the two criteria in the DAX®

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ranks). Notwithstanding the previous sentences, if no alternate candidate can be determined, no exchange takes place.

In principle, the following applies to all four rules: If several companies fulfill the criteria, the best/ worst candidate in terms of free-float market capitalization is included/replaced.

In exceptional cases, for example, takeovers announced at short notice or significant changes in the free-float, STOXX Ltd. may deviate from rules 1-4 mentioned above.

Decisions regarding changes to the composition of the DAXK Index are published after 10 p.m. CET on the third trading day in March, June, September and December.

Actions in Case of Shortfalls or Surpluses

It may be the case that there is a shortfall in the DAXK Index during the index review. This may occur when a company no longer meets the basic criteria. An example would be a company publicly announcing the discontinuation of the Prime Standard listing. Remaining in the DAXK Index is, therefore, no longer justified, however this will only take effect in the next regular review. In this case, the company would be removed during the regular review before the application of the four rules above. Consequently, there would be a shortfall in the selection index.

If a shortfall exists in the DAXK Index, this shortfall is treated as a Fast Exit. Consequently, the Fast Exit rule of the DAXK Index is applied. In this case, the company which caused the shortfall is considered the Fast Exit candidate. A company that, in turn, could be accepted into the DAXK Index is found using the Fast Exit rule.

The DAXK Index is restored to the fixed number of companies before the four rules are applied (Fast Exit, Fast Entry, Regular Exit, Regular Entry). The aim of this is to ensure that the DAXK Index contains the designated number of companies before the review of the DAXK Index is performed.

Extraordinary Index Review

Notwithstanding the rules on ordinary adjustment, extraordinary changes to the composition must be made if the events described below take place. A successor is selected based on the currently applicable, i.e., most recently published ranking list and the rules for an ordinary adjustment. The changes in principle take place after the announcement with a notice period of two trading days.

Insolvency of Companies

•	Companies for which insolvency proceedings are rejected for lack of assets, or which are currently in liquidation, are immediately removed from the DAXK Index.
•	In contrast, companies that have filed an application for the opening of insolvency proceedings are only removed from the DAXK Index in the course of the next quarterly review of the index composition. This also holds true once the insolvency proceedings begin.

Breach of the Basis Criteria

•	Companies no longer meeting the basis criteria necessary in order to remain in the DAXK Index (e.g., regarding the minimum free-float, a Scale segment, General or Prime Standard listing or continuous trading) are removed from the DAXK Index as STOXX Ltd. becomes aware of this. This is done based on the “fast exit” rule. STOXX Ltd. communicates this decision and replaces the relevant company, usually two full trading days after the announcement. In justified cases (e.g., in the event of the inclusion of the acquiring company in the DAXK Index), the replacement can be delayed by up to ten trading days. Where non-compliance with these rules on a future date is already certain, the relevant company may be replaced as early as on the next chaining date.
•	Companies that no longer meet the additional requirements for foreign companies will not be immediately removed from the DAXK Index, but will be reviewed during the next quarterly review.

Conversion of Preferred Shares into Ordinary Shares

•	If the ordinary shares are already included in the DAXK Index, then no chaining is carried out. The number or shares remains unchanged until the next chaining date.
•	If preferred shares are already included in the DAXK Index, then the ordinary shares are included in the DAXK Index, taking the place of the preferred shares. The number of ordinary shares and the free-float factor are adopted from the class of the preferred shares, and are subject to adjustment only on the next regular chaining date. If the conversion occurs in the ratio 1:1, no further amendments will be carried out. In all other cases, the mathematical price difference will be balanced by the Ci factor described under “Index Calculation” below.

Extraordinary Free-float Adjustments

•	If the free-float factor of a company included in the DAXK Index changes by more than 10 percentage points during the period between two regular chaining dates due to a corporate action (e.g., subscription right or changes in share capital), the free-float factor will be updated extraordinarily. STOXX Ltd. will announce the new free-float factor at least two trading days before the change becomes effective.
•	Free-float adjustments resulting from ongoing acquisitions (acquisitions as defined by the WpÜG) will be made extraordinarily in the DAXK Index after the initial announcement and the final announcement at the end of each offer period. DAXK Index changes will be announced two trading days before the change becomes effective. Shares held

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in fixed ownership will remain unchanged until further information, i.e., according to the WpHG or other official sources, is available.

•	he extraordinary adjustment in each case will be carried out as described above, with the only difference that the index composition will not be changed and only the free-float factor of the affected company will be updated.

Adjustments in the Case of Mergers and Acquisitions

Two possible scenarios may occur in this context:

•	If the absorbing or emerging company meets the basis criteria for inclusion in the DAXK Index, then as soon as the free-float of the absorbed company falls below 10%, the company is removed from the DAXK Index. The absorbed company is replaced by the absorbing or emerging company on the same date.
•	If the absorbing company is already included in the DAXK Index or does not meet the basis criteria for inclusion in the DAXK Index, then as soon as the free-float of the absorbed company falls below 10%, the company is removed from the DAXK Index. On the same date, the absorbed company is replaced by a new company.

Conversion into Tendered Shares

During the period of a takeover bid or mandatory offer the target company shares tendered for exchange shall be treated as follows:

Where the target company is a component of one of the selection indices and the acceptance rate as shown in the notification pursuant to § 23 I WpÜG is greater than 50% (“acceptance threshold”) then the shares in a target company included in an index shall be replaced by the shares tendered for conversion without chaining, if certain requirements are met.

The shares tendered for exchange and the other shares not tendered for exchange each form a separate class of shares. If the conditions are met, then the number of shares and the free-float factor of the class to be replaced shall be adopted and modified only when the next regular chaining takes place.

If the takeover bid or mandatory offer fails, then the shares tendered for exchange shall be removed from the DAX Index without chaining and replaced by the shares that were previously included in the DAX Index.

Index Calculation

The DAXK Index is weighted by market capitalization; however, only freely available and tradable shares (“free-float”) are taken into account. The DAXK Index is a price index, which measures the actual price performance and is only adjusted for income from subscription rights and special distributions.

The DAXK Index Formula

The DAXK Index is conceived according to the Laspeyres formula set out below:

whereby:

cit	=	Adjustment factor of company i at time t

ffiT	=	Free-float factor of share class i at time T

n	=	Number of shares in the DAXK Index

pi0	=	Closing price of share i on the trading day before the first inclusion in the DAXK Index

piT	=	Price of share i at time t

qi0	=	Number of shares of company i on the trading day before the first inclusion in the DAXK Index

qiT	=	Number of shares of company i at time T

t	=	Calculation time of the DAXK Index

KT	=	The DAXK Index chaining factor valid as of chaining date T

T	=	Date of the last chaining

The formula set out below is equivalent in analytic terms, but designed to achieve relative weighting:

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The DAXK Index calculation can be reproduced in simplified terms by using the expression Fi:

•	Multiply the current price by the respective Fi weighting factor;
•	Take the sum of these products; and
•	Divide this by the base value (A) which remains constant until a modification in the DAXK Index composition occurs.

The Fi factors provide information on the number of shares required from each company to track the underlying Index portfolio.

Calculation Frequency

DAXK Index calculation is performed on every trading day of FWB® Frankfurt Stock Exchange, using prices traded on Deutsche Börse’s electronic trading system Xetra®, whereby the last determined prices are used. The DAXK Index is calculated once a day, at the close of trading. The DAXK Index is distributed as soon as current prices are available for all companies included in the DAXK Index (but no later than 9:06 a.m.). If no opening prices for individual companies are available, the respective closing prices of the previous day are used instead to calculate the DAXK Index.

In the event of a suspension during trading hours, the last price determined before such a suspension is used for all subsequent computations. If such suspension occurs before the start of trading, the closing price of the previous day is taken instead. The “official” closing index level is calculated using the respective closing prices (or last prices) established on Xetra®.

Adjustments and Corrections

The DAXK Index is only adjusted for income from subscription rights and special distributions.

The working committee of STOXX Ltd. reserves the right to correct any incorrect index values with immediate effect after becoming aware of such incorrect index values. A historical correction is usually applied as of the start of the calculation of the current business day. Deutsche Börse will inform the general public of any such corrections immediately.

Licensing Agreement with STOXX Ltd.

The DAXK Index is a registered trademark of STOXX Ltd. The notes are neither sponsored nor promoted, distributed or in any other manner supported by STOXX Ltd. (the “Licensor”). Neither the publication of the DAXK Index by the Licensor nor the granting of a license regarding the DAXK Index as well as the DAX® trademark for the utilization in connection with the notes or other notes or financial products that are derived from the DAXK Index, represents a recommendation by the Licensor for a capital investment or contains in any manner a warranty or opinion by the Licensor with respect to the attractiveness on an investment in the notes.

JPMS intends to enter into an agreement with the Licensor that would provide JPMS and certain of its affiliates a non-exclusive license and, for a fee, with a right to use the DAXK Index in connection with the notes.

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Capped Buffered Return Enhanced Notes Linked to the DAX® Index (Price Return)